

Mail Stop 3561

March 20, 2017

David M. Sagehorn
Chief Financial Officer
Oshkosh Corporation
P.O. Box 2566
Oshkosh, Wisconsin 54903

> **Re:**   **Oshkosh Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2016**
> **Filed November 22, 2016**
> **File No. 001-31371**

Dear Mr. Sagehorn:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2016

Management's Discussion and Analysis
Contractual Obligations, page 41

1. We note your disclosure that purchase obligations represent the values of commitments considered firm plus the value of all outstanding subcontracts. In this regard, you disclose that requirements under blanket purchase orders generally do not become "firm" until four weeks prior to scheduled production. Please tell us whether the $786.3 million disclosed as of September 30, 2016 includes all obligations with vendors to purchase goods or services under agreements that are enforceable and legally binding and that specify all significant terms (i.e., fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction). Refer to Item 303(a)(5) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure